August 12, 2020

Re:	Wiseman Global Ltd Form 10-K for the Fiscal Year Ended December 31, 2019 Filed May 12, 2020 File No. 333-228130

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Aamira Chaudhry, Lyn Shenk

Dear Sirs:

On behalf of Wiseman Global Ltd (the “Company”), we have set forth below response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 27, 2020 with respect to the Form 10-K for the Fiscal Year Ended December 31, 2019, File No. 333-228130 (“10-K”), filed on May 12, 2020 by the Company. For your convenience, the text of the Staff’s comment is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form 10-K (the “Revised 10-K”), filed on August 4, 2020with the submission of this letter in response to the Staff’s comment.

Amendment to Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Management’s Report on Internal Control over Financial Reporting, page 34

1. We note that you have not specifically provided a conclusion on the effectiveness of your internal controls over financial reporting. Please amend your Form 10-K to clearly and specifically state a conclusion on your evaluation of the effectiveness of your internal controls over financial reporting.

In response to the Staff’s comment, the Company has revised the disclosures on page 35 of the Revised 10-K.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +86.755.8489.9169.

Very truly yours,

/s/ Lai Jinpeng
Lai Jinpeng

ACKNOWLEDGEMENT

In response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 3, 2020 with respect to the Registration Statement on Form S-1 filed July 20, 2020, File No. 333-239951, by the Company, the undersigned hereby acknowledges that in connection with the revised Form 10-K filed with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wiseman Global Ltd

By:	/s/ Lai Jinpeng
Name:	Lai Jinpeng
Title:	Chief Executive Officer